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                                                                      Exhibit 12

                             FIRST DATA CORPORATION
                                COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)


                                                                        Years Ended December 31,
                                            ---------        ---------          -------           -------         ---------
                                              2000              1999              1998              1997            1996
                                            ---------        ---------          -------           -------         ---------
Earnings:
      Income before income taxes            $ 1,308.3 (1)    $ 1,825.4 (2)      $ 711.9 (3)       $ 706.4 (4)     $ 1,031.8 (5)
      Interest expense                           99.2            103.8            104.1             116.5             110.3
      Other adjustments                          46.3             54.4             47.5              55.5              56.5
                                            ---------        ---------          -------           -------         ---------
Total earnings (a)                          $ 1,453.8        $ 1,983.6          $ 863.5           $ 878.4         $ 1,198.6
                                            =========        =========          =======           =======         =========

Fixed charges:
      Interest expense                           99.2            103.8            104.1           $ 116.5         $   110.3
      Other adjustments                          46.3             54.4             47.5              55.5              56.5
                                            ---------        ---------          -------           -------         ---------
Total fixed charges (b)                     $   145.5        $   158.2          $ 151.6           $ 172.0         $   166.8
                                            =========        =========          =======           =======         =========

Ratio of earnings to
      fixed charges (a / b)                      9.99            12.54             5.70              5.11              7.19

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(1)   Includes net restructuring, business divestitures, litigation and impairment benefit of $71.3 million ($46.0 million after tax). The pro-
      forma ratio of earnings to fixed charges without these benefits would have been 9.50.

(2) Includes net restructuring, business divestitures, litigation and impairment benefit of $715.8 million ($417.6 million after tax). The pro-forma ratio of earnings to fixed charges without these benefits would have been 8.01.

(3) Includes restructuring, net loss on business divestitures and impairment charges of $319.1 million ($231.5 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.80.

(4) Includes restructuring, net loss on business divestitures and impairment charges of $369.3 million ($333.9 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.25.

(5) Includes merger, integration and impairment charge of $32.5 million and $46.0 million gain on the MoneyGram disposition together totaling $13.5 million gain ($8.3 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.10.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.